Exhibit 1

ELBIT VISION SYSTEMS LTD.

Elbit Vision Systems Ltd. Announces Third Quarter
Results: Continued Growth and Improvement in
Profitability

	Amounts in US$ thousands
	Q3 2007	Q3 2006	9 months ended 30/09/07	9 months ended 30/09/06

Net Sales	5,591	3,061	16,010	12,284
NON GAAP Operating Profit	533	(3,009)	1,720	(3,527)
EBITDA	578	(2,922)	1,786	(3,164)

Kadima, Israel, November 13 , 2007 – Elbit Vision Systems Ltd. (OTCBB: EVSNF.OB), a global leader in the field of automatic in-line optical web inspection and quality monitoring systems, announced today its consolidated financial results for the third quarter ended September 30, 2007.

Financial Results
        Revenues for the third quarter of 2007 were $5.59 million, an increase of 82.7% compared with $3.06 million in the third quarter of 2006. EBITDA for the third quarter of 2007 was $0.58 million compared to an EBITDA (loss) of $2.922 million, for the third quarter of 2006.

Gross Profit
        Gross profit for the third quarter of 2007 was $2.64 million representing 47.2% of the Company’s sales, compared with a gross loss of $1 million in the third quarter of 2006.

Operating Profit
        NON GAAP operating profit for the third quarter of 2007 was $533,000 representing 9.5% of the Company’s sales, compared with a loss of $3.009 million in the third quarter of 2006.

Net income (proforma) was $101,000. The only item excluded from the GAAP loss of $946,000 was the discount of approximately $1 million relating to a convertible loan associated with a beneficial conversion feature that had no effect on the Company’s equity.

“Our results have shown continued growth in the third quarter” said Mr. David Gal, the Company’s chairman and CEO. “These results underline the fact that recent improvements in EVS’ operations have not been isolated events but part of a trend, which has shown steady growth over each of the last four quarters, as reflected in the Company’s operating profits and EBITDA . We have also seen that the increase in demand for our solutions to the aerospace and industrial sectors, has continued in the third quarter of 2007.”

About Elbit Vision Systems Ltd. (EVS): www.evs.co.il

EVS offers a broad portfolio of automatic in-line inspection and quality monitoring systems used to improve product quality and increase production efficiency. The Company’s Industrial Division provides automatic optical inspection (AOI) and non-destructive ultrasound inspection systems for heavy manufacturing (automotive, aeronautics, steel and others). EVS maintains headquarters and manufacturing in Israel, R&D operations in Israel, and offers global sales and support coverage.

Safe Harbor:
This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although EVS believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. EVS disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. EVS undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

This press release and other releases are available on www.evs.co.il

Contact:

Yaron Menashe, CFO
Phone: +972-9-8661-601 Email: yaron@evs-sm.com

ELBIT VISION SYSTEMS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
AT SEPTEMBER 30, 2007
IN U.S. DOLLARS

	Sep-30		Dec-31
	2007	2006	2006
	U.S. dollars in thousands (except per share data)

Assets

CURRENT ASSETS:
Cash and cash equivalents	1,350	276	1,060
Restricted deposit	1,076	1,820	688
Accounts receivable:
Trade	5,282	3,077	3,198
Other	1,259	1,054	603
Inventories	4,963	3,829	3,968
Assets hels for sale	-	1,992	-

Total current assets	13,930	12,048	9,517

LONG-TERM RECEIVABLES:

Severance pay fund	1,563	1,865	1,891
Other long-term receivables	666	140	1,066

Total long-term receivables	2,229	2,005	2,957

PROPERTY, PLANT AND
EQUIPMENT - net of
accumulated depreciation and
amortization	507	491	455

OTHER ASSETS AND DEFERRED CHARGES -
net of accumulated amortization:
Goodwill	3,534	2,363	2,363
Other intangible assets	3,596	4,265	4,098

	7,130	6,628	6,461

Total assets	23,796	21,172	19,390

	Sep-30			Dec-31
	2007	2006		2006
	U.S. dollars in thousands (except per share data)

Liabilities and shareholders' equity

CURRENT LIABILITIES:
Credit from banks	6,616	3,787		4,713
Current maturities of loan from Related Parties	-	160		160
Short term loan from banks	-	-		2,015

Accounts payable:
Trade	2,768	2,732		3,502
Deferred revenues	1,092	3,586		1,617
Other	3,410	4,217		3,583
Liabilities associated with assets held for sale	-	831		-

Total current liabilities	13,886	15,313		15,590

LONG-TERM LIABILITIES:
Loans and other liabilities (net of current
maturities)	-	2,000		-
Loans from Related Parties(net of current
maturities)	-	461		609
Accrued severance pay	1,930	2,215		2,190

Total long-term liabilities	1,930	4,676		2,799

Total liabilities	15,816	19,989		18,389

SHAREHOLDERS' EQUITY	7,980	1,183	(*)	1,001 (*)

Total liabilities and shareholders' equity	23,796	21,172		19,390

(*) After reduction of $1,168 shares held in escrow

ELBIT VISION SYSTEMS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE NINE AND THREE-MONTHS PERIOD ENDED SEPTEMBER 30, 2007
IN U.S. DOLLARS

	9 months ended		3 months ended		year ended
	Sep-30		Sep-30		December 31,
	2007	2006	2007	2006	2006
	U.S. dollars in thousands (except per share data)

REVENUES	16,010	12,284	5,591	3,061	16,997

COST OF REVENUES	8,326	8,157	2,950	2,390	10,576

CHARGES ASSOCIATED WITH RAILWAYS OF
INDIA	-	1,660	-	1,660	1,660

GROSS PROFIT	7,684	2,467	2,641	(989)	4,761

RESEARCH AND DEVELOPMENT
EXPENSES - net	2,315	2,038	956	533	2,562
SELLING, GENERAL AND ADMINISTRATIVE
EXPENSES:
Marketing and selling	3,443	3,039	1,171	995	4,149
General and administrative	880	1,468	204	579	1,870
Reorganization expenses	-	200	-	200	200

OPERATING (LOSS) INCOME	1,046	(4,278)	310	(3,296)	(4,020)

FINANCIAL (EXPENSES) INCOME - net	(894)	(829)	(210)	(472)	(1,332)
WRITE OFF OF DISCOUNT ON CONVERTIBLE
LOAN ASSOCIATED WITH BENEFICIAL
CONVERSION FEATURE	(1,047)	-	(1,047)	-	-
OTHER (LOSS) INCOME - net	(63)	(17)	2	(6)	(5)

INCOME (LOSS) BEFORE TAXES ON INCOME	(958)	(5,124)	(945)	(3,774)	(5,357)

TAXES ON INCOME	1	1	1	2	5

INCOME (LOSS) FOR THE PERIOD BEFOR
DISCONTINUED OPERATION	(959)	(5,125)	(946)	(3,776)	(5,362)

INCOME (LOSS) OF OPERATION OF
DISCONTINUED COMPONENTS	-	(178)	-	(96)	(180)
NET LOSS ON DESPOSILE OF DISCONTINUED
OPERATION	-	(501)	-	(501)	(551)

NET EARNING (LOSS)	(959)	(5,804)	(946)	(4,373)	(6,093)

EBITDA	1,786	(3,164)	578	(2,922)	(2,826)

EARNING (LOSS) PER SHARE BASIC	(0.0269)	(0.2034)	(0.0207)	(0.1482)	(0.2120)
EARNING (LOSS) PER SHARE DILUTED	(0.0269)	(0.2034)	(0.0207)	(0.1482)	(0.2120)
WEIGHTED AVERAGE NUMBER
OF SHARES USED IN
COMPUTATION OF LOSS PER
SHARE:
BASIC (IN THOUSANDS)	35,594	28,529	45,797	29,516	28,778
DILUTED (IN THOUSANDS)	35,594	28,529	45,797	29,516	28,778